WINDSTAR, Inc.
No 47 Hala Pegoh, 8 Taman Sri Pengkalan 31650
Ipoh, Perak, Malaysia

February 1, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 4631
Washington D.C., 20549-7010

Attention:  Dorine H. Miller

Re:	Windstar, Inc. Post-effective Amendment No. 1 Filed on: January 11, 2010 File No.: 333-146834

Dear Ms. Miller:

I write on behalf of Windstar, Inc., (the “Company”) in response to Staff’s letter of January 29, 2010, by Jay E. Ingram, Branch Chief, Legal of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Post-effective Amendment No. 1 on Form POS AM, filed January 11, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.
IT APPEARS THAT THE PROSPECTUS HAS BEEN IN USE FOR MORE THAN NINE MONTHS AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT AND THAT THE AUDITED FINANCIAL STATEMENTS CONTAINED THEREIN ARE OLDER THAN 16 MONTHS AND THAT YOU HAVE NOT SOUGHT TO UPDATE THE UPROSPECTUS PURSUANT TO SECTION 10(A)(3) OF THE SECURITIES ACT.  PLEASE ADVISE US AS TO WHETHER ANY OFFERS OR SALES WERE MAKE PURSUANT TO THE PROSPECTUS DURING THE PERIOD IN WHICH THE FINANCIAL STATEMENTS WERE NOT CURRENT.

In response to this comment, the Company ordered a certified shareholder list and there were no transfers as of January 11, 2010, the date the post-effective amendment was filed.

Sincerely,

/s/ Siew Mee Fam
Siew Mee Fam
CEO and President